Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is a transcript of a video sent to newspaper employees of The E.W. Scripps Company on July 30, 2014 from Rich Boehne, Board Chairman, President and CEO and Tim Stautberg, Senior Vice President, Newspapers.

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(Rich) - Hi everyone. It’s Rich along with Tim Stautberg. Our thanks to your leadership teams for coordinating this impromptu meeting to provide you with more information about today’s announcement.

(Tim) - This is a bright new opportunity for our newspapers. We will be a leader in the evolution of the newspaper industry. We have financial flexibility and the very best opportunity for success. First let's give you some insight into why are we doing this deal and what’s next?

(Rich)  - Why? We decided it was time to create a focused newspaper company, one that could further expand and play a leadership role in the evolution of the newspaper industry. At the same time, we wanted to expand our presence in local television. In Journal Communications, we found a like-minded partner for both of those strategies. And, we are similar media companies - both in broadcast and print. Both were founded by pioneering newspaper families - Scripps and Nieman. You might recognize the name from the Nieman Foundation at Harvard or its Nieman Journalism Lab. Both families recognized the importance and value of journalism in our country - and they still do today.

This is a significant moment in the history of both of our companies as we separate our legacy newspaper businesses. But it’s the right time and the right way for the E.W. Scripps Company to focus our efforts on television and radio as well as digital media products that both complement those platforms and stand alone.

(Tim) - Scripps has a strong collection of mid-sized and community market newspapers. Journal owns the Pulitzer Prize-winning Milwaukee Journal Sentinel and additional publications in surrounding communities. The new Journal Media Group will be a newspaper owner serving 14 markets.

And to secure the opportunity for success for our newspaper group, the new company will have a strong balance sheet and financial flexibility.

The focus for our newspaper group has been on building relationships with consumers and advertisers. Journal shares a similar focus and culture and is well-respected in the industry.

(Rich)  - Thirty five years ago I got into the newspaper business because I wanted to tell important stories and serve communities. This deal, we believe, provides the best opportunity for the current Scripps papers to carry on that legacy of storytelling and service.

I know you have lots of questions, and we wish we could answer them all right now, today, but we can't, so I ask for your patience as we complete the deal over the coming months. When it closes in 2015, you will see a new logo on your paycheck. But in the days ahead, you'll hear from your new leaders about strategies to lead the evolution of the newspaper business, from a position of strength and focus, and in some of the best markets in America.

(Tim)  - We know the next six to 12 months will be full of change and uncertainty. But it’s also an exciting time as we build a 21st century local media business worthy of its founders -- E.W. Scripps and Lucius Nieman. More details will be coming soon.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.